[Poulton & Yordan's Letterhead]

                                October 18, 2005


April Sifford
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

         Re:    BMB Munai, Inc.
                File No.: 0-28638
                Staff Comment Letter dated October 4, 2005

Dear Ms. Sifford:

         At the request of the management of BMB Munai, Inc., (the "Company" or "BMB Munai") I am responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated October 18, 2005. Following are the responses to your comments.

1. Your disclosure indicated you intend to file restated financial statements concurrently. Please tell us how, and when, you will file them.

         The Company filed its amended annual report on Form 10-KSB for the year ended March 31, 2004, and its amended quarterly reports on Form 10-QSB for the quarters ended June 30, 2004, September 30, 2004 and December 31, 2004 with the Commission via its Edgar system on October 5, 2005.

2. Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-KSB and 10-QSB for the periods ended March 31, 2004 and December 31, 2004. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year ended March 31, 2005.

         As I discussed with Gary Newberry, in the amended Forms 10-KSB and 10-QSB, the Company addressed the fact that in light of its decision to restate its financial statements, it had concluded that the disclosure controls and procedures in place at the time the initial reports were filed were not effective. The amended reports go on to explain that the Company has implemented new policies requiring its internal accounting staff to receive ongoing training on accounting for oil and gas properties in accordance with generally accepted accounting principles in the United States to prevent recurrence of future errors of this nature and to strengthen the Company's internal control process.

Ms. April Sifford
October 18, 2005
Page 2


         Also, as discussed with Mr. Newberry, the Company believes the new disclosure and control policies it implemented in response to this matter were effective at the time the Company filed its Annual Report on Form 10-KSB for the year ended March 31, 2005, as evidenced by the fact that the Company's financial statements included in that report correctly reflect the proper accounting treatment for the obligation due to the Republic of Kazakhstan.

         Attached to this letter, please find a statement from the Company acknowledging that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filling;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission or any person under the federal securities laws of the United States; and

         o the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

                                                      Very truly yours,

                                                      POULTON & YORDAN

                                                       /s/ Richard T. Ludlow

                                                      Richard T. Ludlow
                                                      Attorney at Law

                            [BMB Munai's Letterhead]


                                October 18, 2005


April Sifford
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

         Re:    BMB Munai, Inc.
                File No.: 0-28638
                Staff Comment Letter dated October 4, 2005

Dear Ms. Sifford:

         In connection with the Company's responses to comments raised by the staff at the Securities and Exchange Commission in your letter dated October 18, 2005, the Company acknowledges that:

         o it is responsible for the adequacy and accuracy of the disclosure in its filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission or any person under the federal securities laws of the United States; and

         o it may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or require additional information, please contact me directly.

                                                            Sincerely,

                                                             /s/ Adam R. Cook

                                                            Adam R. Cook
                                                            Corporate Secretary